FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
       FILING COMPANY: CLEARONE COMMUNICATIONS, INC., REGISTRATION NO. 333-82242
                                                SUBJECT COMPANY: E.MERGENT, INC.

April 23, 2002

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ClearOne has filed with the SEC an amended registration statement that includes a preliminary proxy statement/prospectus for the merger. The amended registration statement and proxy statement/prospectus contain important information about ClearOne, E.mergent, the merger and related matters, including detailed risk factors. The information contained in the amended registration statement and preliminary proxy statement/prospectus is not complete and may be changed. E.mergent intends to mail a definitive proxy statement/prospectus to its stockholders in connection with seeking their approval of the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http://www.sec.gov, or by directing a request to ClearOne at 1825 Research Way, Salt Lake City, UT 84119, attention: Bryce Benson, telephone (801) 975-7200, or to E.mergent at 5930 Golden Hills Drive, Golden Valley, MN 55416, attention Jill Larson, telephone (736) 417-4257. In addition to the registration statement and the proxy statement/prospectus, ClearOne and E.mergent file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting ClearOne and E.mergent at the addresses listed above.

E.mergent, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning the participants in the solicitation is set forth in the ClearOne's registration statement and will be set forth in the definitive proxy statement/prospectus when it becomes available.

The following are excerpts pertaining to the merger of E.mergent with ClearOne from the transcript of a telephone conference call with members of the financial community and general public made available for replay by telephone and through the website of ClearOne beginning on April 23, 2002.

                          CLEARONE COMMUNICATIONS, INC.

                                 April 23, 2002
                             9:15 a.m. Mountain Time
                           Moderator: Frances M. Flood

CONFERENCE COORDINATOR: Good morning, everyone and welcome to the ClearOne Communications Investor Relations Conference Call for the Third Quarter of Fiscal Year 2002. Presiding over the call today is Frances Flood, President and Chief Executive Officer. During the presentation, all lines will be in a listen-only mode. A question and answer session will follow. Due to the large number of participants on today's call, questions will be limited to those from members of the financial community. The conference call today will be tape recorded and can be replayed beginning this afternoon with the following telephone numbers: 800-839-0860 or 402-220-1490. The access code for the rebroadcast will be 1236. It can also be accessed on demand over the Internet on ClearOne's web site at www.clearone.com. Thank you for your attention. I now turn the time over to Ms. Flood.

FRAN FLOOD: Thank you Galen. Good morning everyone and thank you for joining our third quarter for fiscal 2002 conference call. Randy Wichinski, our Chief Financial Officer is with me today as well as several other members of our executive team. Before I start today's conference call, let me read the following regarding forward-looking statements. (skip to next merger related section)

RANDALL WICHINSKI: Thanks Fran. For the record and for the benefit of our legal counsel, although we are very optimistic about all of our accomplishments this quarter and the anticipated effect the E.mergent acquisition will have on our financial results for the rest of the fiscal year, we are precluded from giving specific financial guidance while the acquisition is pending. We have responded to all the review questions from the SEC and we expect to get their final approval soon so we can mail the proxy materials to the E.mergent shareholders and close the merger. At this point, it appears that the actual close will be in mid- to late-May. We're anxiously waiting for the close of the transaction and as soon as it's closed, we intend to provide more definitive guidance for the balance of the fiscal year, so let's look at some of the numbers that we can discuss. (skip to next merger related section)

You will also note that our tax rate has decreased to approximately 33%. There are several reasons for this decrease, including the recognition of various tax-planning opportunities and certain tax-advantaged investments that we have utilized. Since the amount of cash invested in tax-advantaged investments will be decreasing over the near term with our use of cash in the E.mergent acquisition, the tax benefits associated with these investments will similarly decrease. Therefore, for purposes of going forward, we might see the tax rate go back up to approximately 34-35% in future quarters. (skip to next merger related section)

FRANCES FLOOD: Thank you Randy. We began utilizing distributors about this time last year. We engaged them to help consolidate smaller dealers who sporadically bought a few products from us. During the past four quarters, we have worked with these distributors to conduct training, technical support, and collection from these dealers. Nearly 2/3 or our product sales shipped during the last two weeks of the quarter. These included the new XAP 400 audio systems and the V-There video, replenishing some inventory level at the distributor to accommodate higher demand products and signing on 15 new dealers, who today purchase E.mergent's products. All of these elements contributed to increased accounts receivable. As with our first quarter, the third quarter reflects a moderate amount of inventory representing products that were ordered but mismatched to the market needs. That being said, we began aggressively assisting our distributors to ensure the product movement during the fourth quarter and our accounts receivables to date reflect these efforts with a 29% reduction or a collection of $4.1 million. Moreover on a recomputed basis, our DSO's are well within the average created by our industry leaders. (skip to next merger related section)

CONFERENCE COORDINATOR: Everyone we will now entertain questions from members of the financial community. To ask a question, please press one followed by a four and to retract your question, please press one followed by a three. All questions will be answered in the order in which they are received. (skip to next merger related section)

CONFERENCE COORDINATOR: Our next question comes from Scott Sutherland of Wedbush Morgan Securities. Go ahead please. (skip to next merger related section)

SCOTT SUTHERLAND: Okay so you had nothing in G&A that was a restructuring or anything like that?

FRANCES FLOOD:  No.

RANDALL WICHINSKI:  No, no restructuring.

FRANCES FLOOD: Basically, you know we did not find need, actually. We had the ability to sub-lease that particular office and so we took advantage of it. You know in really integrating the Ivron deal, you know our - it's good question, Scott. You know really, I think it's very important for us as an organization to articulate that when we do acquisitions, our specific strategy is we do integrate our acquisition partners rather than roll up. Where we can cut costs, consolidate, eliminate duplications, we will and we do, and that's kind of been our whole business strategy in the past. We'll see that with E.mergent as we go forward and you'll see that with all other acquisitions that we do. (skip to next merger related section)

CONFERENCE COORDINATOR: Thank you, Mr. Sutherland. Our next question comes from Mr. Michael Cody of Sidoti
& Company.  Go ahead please.

MICHAEL CODY:  Thanks.  Good morning everybody.

FRANCES FLOOD:  Good morning, Michael.

MICHAEL CODY: I have just a couple of quick questions for you. Randy, what's your expectation for the weighted average share count in the fourth quarter?

RANDALL WICHINSKI: In the fourth - oh, in the fourth quarter, okay, going forward. Well let's see. It's really going to be driven by the closing of the E.mergent transaction, of course, so I mean if we had 873,000 shares coming in at you know, mid-quarter, you know you'd have an extra what, 437,000 shares coming in.

MICHAEL CODY:  Uh huh.

RANDALL WICHINSKI: That would be about the only thing I can tell you. I don't have any other share issuance. We'll have some fluctuation with respect to the, you know, options that you know would hit the, you know, fully diluted calculation, but that would be the only other mix.

MICHAEL CODY: Okay. I lost my train of thought, I'm sorry. For the reduction in overhead that you talked about, I guess Fran you mentioned related to Ivron and the R&D efforts there and that impacting the first quarter of fiscal '03. Will there be any impact in the June quarter and if not, what will, you know, what kind of magnitude of impact are you talking about in the September quarter?

FRANCES FLOOD: I don't think at this point, Michael, we've - I think internally we know what the impact will be, but I'm not prepared to speak to, you know, the first quarter of '03. The reason it will not have impact in Q4 is that obviously there is pay out of severance and the transition associated with that, so you won't see any cost savings as you work through, you know, work through the reduction of force there. At this point, you know, I don't think we're in a position to address Q1, but maybe perhaps after we you know, after we close the E.mergent deal and do offer the forward-looking guidance, we'll probably then speak to what the impact of that will be, on our next conference call. Believe me, I - you know this E.mergent deal, we are so anxious to get this deal behind us. I've said, you know, quite frankly I've been engaged to E.mergent longer than I was engaged to my husband whom I've been married to for over 20 years. It's been the most interesting experience of my life.

MICHAEL CODY: Okay, I understand. The Oracle/ERP that you're implementing, is that adding any additional cost during the implementation phase and sort of where is that, when do you expect to be finished?

FRANCES FLOOD: You know one of the interesting things, and I have to give a hats off and a personal congratulations to Charlie Sigars who is running that team as well as Paul Tagge. One of the things that Charlie's been able to do is because of the timing of that, they really took advantage of an opportunity to I mean a savings that is unprecedented in this company from Oracle and the discount. That's why we moved on it very quickly. Obviously, we're spending money on the Oracle implementation now. Charlie really negotiated a contract, however, that is at a fixed cost and committed, I believe that we're looking at possibly within the next, I would say, 90 to 120 days, we should see this thing implemented within ClearOne proper. Then subsequent as we start to do these further acquisitions with the E.mergent being the first, bringing them on line. Having a consistent ERP system is going to be magical, you know, with the background E.mergent in acquisitions. I can tell you it's one of the most integral things that you need in an acquisition to make everyone have the same data collection and data interpretation, so hopefully 90-120 days. (skip to next merger related section)

CONFERENCE COORDINATOR: Our next question comes from Blair Schultz of K-2 Investments. Go ahead please.

BLAIR SCHULTZ:  Hi Randy.

RANDALL WICHINSKI:  Hi Blair.

BLAIR SCHULTZ:  We spoke a few weeks back.

RANDALL WICHINSKI:  Yes.

BLAIR SCHULTZ: Just looking to see the SEC has still not approved the, I guess, the transaction or the document with the E.mergent transaction. Is it still possible to close by May 15th?

RANDALL WICHINSKI: I think May 15th would be a stretch. You know, if you counted the actual days, that would be a stretch but it's still, you know we're still ready to go as soon as we, you know, clear the runway with them. You know we have follow up call today on a specific question with them and they haven't shown us any indication that there's significant issues with what's previously been submitted. I have a sense that they're very busy. You know certainly we're not the only filing that they're reviewing and we find the reviewers to be very easy to work with. It's just that, you know, as Fran even mentioned in her comments, we really have no control over it. Everything on our end will be ready to go as quickly as possible once we get their clearance.

BLAIR SCHULTZ: Okay and then in terms of, I guess if you don't get the clearance to close by the 15th, will we see E.mergent's numbers, I guess, a better look at the pre-acquisition numbers anyway?

RANDALL WICHINSKI: Yeah with their 10-QSB, they're already prepared. I spoke with their financial folks and they're preparing financials as if to issue the 10-QSB where we're anticipating that that will need to be filed. Their numbers will likely be coming out by May 15th. (skip to next merger related section)

CONFERENCE COORDINATOR: Our next question is from Troy Jensen of RBC Capital Markets. Go ahead please.

TROY JENSEN: Two quick questions for Randy. Randy, did you provide any Q4 guidance maybe excluding the E.mergent deal? I apologize if I missed that.

RANDALL WICHINSKI: No, I mean we referred to, you know, just to clarify, you know, like in my prepared comments with respect to actual results at this time, just that they were in appearance of an aberration. Just to clarify as I did on the tax rate where I said that, you know we likely would not see that go forward, but you know on a specific guidance basis, any other financial results, this type of thing, we're not giving any guidance at this time. We can't. (skip to next merger related section)

CONFERENCE COORDINATOR: Thank you, Mr. Jensen. Ms. Flood, it appears there are no further questions in queue for you at this time. I'll turn the time back over to you.

FRANCES FLOOD: Thank you so much, Galen, and thank you to all those who've participated on today's call and again I think ClearOne is the company to watch. On to bigger and better things; we're very bullish on our future and hope that you will be as well. Thank you and have a good day.

FORWARD LOOKING INFORMATION

The foregoing conference call script contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1993, as amended and are subject to the Safe Harbor provisions created by such statutes. Such statements include statements about ClearOne's beliefs, plans, intentions and strategies, including ClearOne's expectations about ClearOne's future financial results and the merger of ClearOne with E.mergent, Inc. Such statements are not guarantees of the future performance of ClearOne or the combined company. They are based on ClearOne's current expectations, forecasts and assumptions resulting from information currently available to ClearOne. These forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the results and expectations described. With regard to the proposed merger, while the companies have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive the necessary shareholder approvals or fail to satisfy conditions for closing, the transaction will terminate. Further, if the merger is completed, ClearOne may experience difficulties in introducing or integrating acquired products into new or existing ClearOne products or difficulties in capitalizing on new distribution channels or an expanded customer base. Additional risks and uncertainties include, but are not limited to conditions in the financial markets relevant to the proposed merger, the failure to achieve expected synergies, efficiencies and cost-savings of operations, discontinuity of component supply or availability, risk of price fluctuation, loss of major customers, fluctuations in operating results, changes in technology, competition, the ability to manage rapid growth, the ability to manage business and personnel integration, risks associated with international sales and operations, the ability to retain key personnel and intellectual property rights enforcement. The revenues and earnings of ClearOne and the combined company, and their ability to achieve their planned business objectives, will be subject to such factors, which make estimation of future operating results uncertain. For a further list and description of risks and uncertainties, see the reports filed with the Securities and Exchange Commission by ClearOne, specifically ClearOne's Form 10-Q For December 31, 2001, Form 10-K for June 30, 2001, and Form 8-K filed February 6, 2002 in connection with the merger with E.mergent. ClearOne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.